National Presto Industries, Inc.




LEM
RST
NPK

THE WALL STREET JOURNAL, Monday, March 3,

On March 3, 1969
National Presto Industries, Inc.
Common Stock will be traded on
the New York Stock Exchange
under the symbol
NPK

40 *years* ON THE BIG BOARD


NPK

2009 Annual Report

CONTENTS

COVER STORY

This year's cover is the fifth in a series of anniversary stories. It commemorates the 40th anniversary of your Company's listing on the New York Stock Exchange (NYSE). There are three pictures on the cover taken on March 3, 1969, the opening trading day. In the leftmost picture, the then presidents of the Exchange and Presto, Robert Haack and Melvin S. Cohen, are shown from left to right, holding the actual stock order book. The book's title is "NPK", the newly listed stock's symbol. Until automation occurred, all buy and sell orders for Presto stock would subsequently be entered by hand in that book. The middle picture is the article that appeared in the Wall Street Journal announcing the NYSE listing, while the right hand picture is a photograph of the rolling tape of the initial trade of the stock on the Big Board.

Over the 40 years that followed this historical occasion, many changes have occurred on the Exchange. Perhaps the most significant is the New York Stock Exchange's merger with the fully electronic stock exchange, Euronext. All trading is now automated, and the order book is a relic of the past.

The value of Presto stock has changed dramatically as well. An investor who purchased 100 shares of Presto stock at the opening bell on March 3, 1969, would have invested the sum of $3,425. With the four stock splits that occurred subsequently, that investor would now hold 675 shares. Those shares as of year-end 2009, had a value of $73,730. During the 40-year period, $42,330 of dividends were paid. If those dividends had been reinvested each year in Presto stock, the investor on December 31, 2009, would be holding 5,631 shares with a market value of $615,088. To match that value, the investor would have had to place the original principal of $3,425 in an instrument that compounded annually over the 40-year period at the rate of 13.51% per year. In contrast, an investment of a like amount in the S&P 500 over the same time frame, would have a market value of $142,193, or an average compounded annual return of 9.55%*.

**Calculations of both returns assume there were no stock acquisition costs and no taxes paid on reinvested dividends.*

FINANCIAL HIGHLIGHTS

(in thousands except per share data)

Years Ending December 31,	2009	2008	2007
Net sales	$478,468	$448,253	$421,287
Net earnings	$ 62,576	$ 44,183	$ 38,623
Weighted average common and common equivalent shares outstanding	6,854	6,845	6,836
Net earnings per common share	$ 9.13	$ 6.45	$ 5.65
Dividends per common share:			
Regular	$ 1.00	$ 1.00	$ 0.95
Extra	4.55	3.25	2.85
Total	$ 5.55	$ 4.25	$ 3.80
Stockholders' equity per common share outstanding	$49.00	$45.38	$43.10

Cover background photo used with permission of NYSE Group, Inc.



National Presto Industries, Inc.
Eau Claire, Wisconsin

Dear Fellow Stockholder,

A review of the results of your Company's 2009 year makes manifest the truth of the J.R.R. Tolkien adage that "it's an ill wind as blows nobody no good." Certainly, the prevailing winds were troublesome. The prior year's recession continued throughout the 2009 year. Economic recovery was, to put it charitably, stalled, in large part due to out-of-control government spending and anti-business bills and regulations passed or in consideration in Washington. Unemployment was high. Retail sales were down, and retailers were struggling. The military services were conducting wars on two fronts—Iraq and Afghanistan. Health costs, in part due to an older population, continued to climb. These winds did favor, however, all three of your Company's business segments. The tough economy encouraged the American populace to save rather than spend, causing them to rediscover their kitchens for meals and gardens for low cost produce. The result has been strong retail demand for the Housewares/Small Appliance segment's products. The fortunate absence of the spate of retail bankruptcies that occurred in 2008, provided a further boost to the segment's top line. The 40mm rounds your Company's Defense segment produces are among the ammunition of choice in both wars. Incontinence is one of the afflictions of the elderly, and the aging of America has boosted Absorbent Products segment sales. Finally, and perhaps of greatest significance, commodity and freight costs were down materially from 2008's levels during much of the year, reflecting over supply triggered by the frothy first half 2008 economy and reduced demand incident to a recession. The cost reductions were particularly welcome to the Housewares/Small Appliance and Absorbent Products segments, both of which had been sorely affected by 2008's soaring prices.

The good these seemingly ill winds blew, coupled with the superior performance of each of the Company's segments, enabled your Company to report record sales and earnings, making 2009 the third consecutive year of record breaking results. Net consolidated 2009 sales increased by $30,215,000 or 6.7% to $478,468,000 from the $448,253,000 realized in 2008. Approximately half of the increase came from the Defense segment, 44% percent from Housewares/Small Appliances and the balance from Absorbent Products. Net earnings improved by $18,393,000 or 41.6% to $62,576,000 from the $44,183,000 recorded in 2008. Unlike the prior two years, in which almost all of the improvement was driven by the Defense segment, all three segments provided material contributions to the 2009 increase. Approximately 42% of the improvement was from Defense, with 34% from Housewares/Small Appliances and 26% from Absorbent Products. The improved operating results from the three segments more than offset the decline in income from the Company's portfolio, which experienced reduced yields, reflecting the ultra low Federal Reserve Board federal funds target rate of 0% to 0.25% set in December 2008.

In keeping with much of its history, your Company's long standing record of paying generous dividends continued. Late in the year, the Board of Directors approved dividend action for the 66th consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in March 2010, consisting of a regular dividend of $1.00 per share plus an extra of $7.15 per share. As in past years, the entire dividend was derived from operating earnings.

Looking ahead to 2010, the troublesome winds are expected to continue to blow throughout the new year. Unfortunately, the effects are not anticipated to be as favorable. The most beneficial outcome of the winds in 2009, the reduced commodity costs, is not expected to repeat in 2010. Commodity costs were unrealistically low for much of the year, as suppliers were selling inventory at sacrificial prices. They could not afford to replenish inventories at these prices and typically reduced or stopped production. As inventories were drawn down in the second half of 2009, commodity and freight costs began to rise. Suppliers demanded and secured more realistic pricing. Further increases are expected in 2010, reflecting the Federal Reserve Board's ultra easy money policy and Congress' fiscal irresponsibility, the classic recipe for a weak dollar and in turn inflation. By second half 2010, commodity and freight pricing could very well return to the inflated levels of 2008. Increased costs will have a deleterious effect on all three businesses. The impact is not quite as harsh on the Defense segment, which as a result of a sizable order backlog is in a position to lock in pricing. Housewares/Small Appliance and Absorbent Products do not have this luxury and the effect on their bottom lines is potentially profound as illustrated by 2008's results.

Clearly, a cause for concern going into the new year has been the fact that the Defense segment's original five-year 40mm systems contract was slated to end in 2010. As reported in further detail on page 8, the segment worked diligently during the year on a new five-year bid. Award of the new contract was made in mid-February 2010. Between the solid backlog in place at the close of 2009 and the new contract, the Defense segment should have a strong base for continued operation.

Threatened tax increases and proposed legislation and regulations like health care, greenhouse gas controls (both federal and state), cap and trade, and card check, served to create uncertainty and acted as a deterrent to hiring and business expansion in 2009 and are expected to have a similar effect in 2010. There is real concern that another year of high unemployment could result in retail bankruptcies like those experienced in 2008 as noted in pages 5 and 6.

As explained in greater detail on pages 8 and 9, the Absorbent Products segment, which enjoyed its first truly profitable year in 2009, has been experiencing capacity constraints and did receive its board's authorization for a $30 million expansion. The proposed legislation and regulations, however, have resulted in doubts about the wisdom of a full-scale expansion in the United States. Although originally envisioned as a business dedicated to the manufacture of products in the U.S., the uncertainties and concerns are such that the segment is also exploring outsourcing opportunities.

All in all, 2010 promises to be a difficult and challenging year, particularly during the second half. With its cadre of talented, dedicated, and experienced personnel along with its strong balance sheet, your Company is well positioned to meet whatever challenges the new year brings.



Maryjo Cohen
Chair of the Board and President

National Presto Industries, Inc.

REVENUE SOURCES:

The continued significance of revenues supplied by the Defense and Absorbent Products segments to overall Company sales is illustrated in the table below. As projected in the 2008 annual report, an increase was realized in the review year. Likewise, as projected, the increase was modest rather than dramatic. A modest increase is anticipated for 2010, as well.

Year	Subsidiary Sales	Percentage of Year-over-Year Increase	Percentage of Consolidated Sales
2001	$ 7,814,000	–	6.6%
2002	$ 17,697,000	126.5%	14.2%
2003	$ 21,498,000	21.5%	17.1%
2004	$ 52,796,000	145.6%	33.2%
2005	$ 72,578,000	37.5%	39.3%
2006	$ 180,226,000	148.3%	59.2%
2007	$ 289,449,000	60.6%	68.8%
2008	$ 311,413,000	7.6%	69.5%
2009	$ 328,452,000	5.5%	68.6%

HOUSEWARES/SMALL APPLIANCE SEGMENT:

Business Climate

In many respects, 2009's retail scene mirrored 2008's. Given high unemployment, consumers were cautious, saving, rather than spending beyond day-to-day necessities and true bargains. Retailers were likewise cautious, reducing purchases and keeping their inventories in check to avoid the painful discounting that occurred during the 2008 holiday season and in early 2009. In fact the retailers were overly cautious, opting for lost sales over excess inventories, which in turn affected its purchase of the segment's appliances, particularly during the all important Christmas season. By the week before Christmas, many stores were sold out of key items, resulting in a deluge of orders at year-end. As in 2008, the Housewares/Small Appliance segment's products that were most in demand during 2009 were high utility, low cost (and typically low margin) products for food preparation and preservation, which included the pressure cooker/canners and many of the small appliances that your Company designs and markets. Unlike 2008, there were no major bankruptcies. Some retailers had issues securing the financing they needed to purchase goods, but all survived the year.

For suppliers in the housewares/small appliance industry, 2009 was a year of welcome relief from the spiraling costs that characterized 2008 and which devastated that year's bottom line. Oil prices, for example, had dropped from a high of $147 a barrel in July 2008 to $40 a barrel as the year opened in 2009. The decrease in petroleum pricing affected the cost of virtually all materials used in your Company's and its competitors' products, e.g., aluminum and steel, which require significant amounts of energy to process, and plastics which are petroleum based. Moreover, spurred by high 2007–2008 prices, suppliers added production capacity and increased carrying stock. With the worldwide recession, the bottom fell out of the market. Production was reduced, factories shuttered and inventories sold at prices well below replenishment cost. Aluminum fell by over 60% from 2008 highs. Ocean freight rates dropped to bargain basement levels, down by as much as a third from the prior year, largely as a result of an increase in capacity. Ironically, ships ordered during the hay day of container demand were placed into service in 2009, the point at which the requirements for containers declined significantly. Like its competitors, your Company's Housewares/Small Appliance segment purchases virtually all of its products from China. During the two prior years, the U.S. dollar had lost substantial purchasing power vis-à-vis the Chinese currency, the Renminbi (RMB), – 6.4% in first half 2008, alone. Although its value did not improve, the U.S. dollar did not depreciate further in relation to the Chinese RMB. It appeared that in an attempt to maintain exports, which were deteriorating badly, the Chinese more or less froze their currency at the July 2008 exchange rate.

During the year, the Housewares/Small Appliance segment's sales volume increased by 9.6%, while its operating earnings increased by 45.0%. Although the enhanced volume had a positive impact on earnings, the majority of the improvement was attributable to reduced commodity and shipping costs. The significance of the commodity cost changes are particularly apparent when examining their impact on inventory valuation. The segment uses the last-in, first-out (LIFO) accounting method, which provides a truer picture of ongoing and prospective earnings in the sense that the profitability of a sale is determined by applying the most recent cost to the sale. Most of the industry uses the more traditional first-in, first-out (FIFO) method in which the oldest cost is applied to determine profitability. It is always interesting to note the effect of the differing valuation methods. Had FIFO been used in 2008, per share earnings derived from inventory valuation would have been $.19 higher, while in 2009, under FIFO, the cost reductions would have decreased earnings by $.20—a year-to-year inventory valuation swing of $4.1 million or $.39 per share. The segment also enjoyed the fruits of product redesigns that it had initiated during the prior year. Those redesigns reduced material content, used different, less costly materials, and wherever possible lowered per unit shipping costs by minimizing product cube, the so-called "green" products described in the New Product section below. Given the reduction in material and shipping prices, the cost benefits from the redesigned product were not as dramatic as they would have been in a higher price milieu, but they nevertheless contributed to the year's bottom line.

As expected, the reduced commodity and shipping costs were largely temporary and in fact, as the year progressed, commodity costs began to increase once again. Oil has essentially doubled from its low point. Aluminum has increased by nearly 50%. Projected to lose over $10 billion in 2009, ocean carriers began scrapping old ships, canceling voyages, and skipping ports. Two separate efforts to raise prices during 2009 largely failed, but a third scheduled to become effective during the new year is expected to stick. Sizable shipping cost increases are threatened when annual rates are negotiated in April 2010. Chinese labor and burden costs were increasing at year-end, in part due to inflationary pressure resulting from the decision to freeze the value of the RMB in relation to the U.S. dollar and to its own government's loose monetary policies. The U.S. government throughout has been mounting pressure on China to revalue its currency (and in the process, devalue the dollar) in the mistaken belief that a devalued dollar will trigger U.S. exports. In the process, it has lost sight of the inflationary havoc a devalued dollar will wreak in the U.S. market. Chinese inflation combined with the possibility of another 20% increase in the Chinese minimum wage rate, along with U.S. pressure to revalue the RMB, all suggest that the segment's product costs may increase dramatically by second half 2010.

In many ways for both retailers and suppliers, 2010 will be a challenging year. With the seeds for inflation firmly in place, costs are anticipated to increase for retailers and suppliers, alike. If unemployment remains high (as expected), it will be difficult to raise prices. Under the circumstances, retail bankruptcies, like those of 2008, could occur in 2010.

Despite the troubled economy and retail base, the Company's Housewares/Small Appliance segment is in an enviable position vis-à-vis its peers. Its products are both well designed and of high quality. The segment's product line consists primarily of the products in demand by the now thrifty American consumer—products that carry moderate retail prices and provide high utility. Unlike many of its competitors, it also has the financial resources to make advance commitments and to carry adequate inventory to service its customers.

New Products

The Housewares/Small Appliance segment introduced several new products in 2009. Those products included three additions to its deep fryer line. The first, the QuickCool™ ProFry™ deep fryer (shown at A) is designed for families, as it fries nine cups of food at a time. Eighteen-hundred watt immersion element construction assures the quick preheat and fast oil temperature recovery ideal for frying. The fryer features a built-in fan that cools the hot oil quickly (typically in less than half the normal time) enabling fast cleanup. A digital timer is included for added convenience. Uniquely styled arched handles combined with a brushed finish


A
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E
B
FryDaddy
D
F

stainless steel surround, result in a unit that is as beautiful as it is functional. The second fryer, the FryDaddy® Elite (depicted at B) combines attractive new styling featuring a brushed stainless steel surround with all of the attributes that make the FryDaddy® deep fryer such a joy to use, i.e., perfect preset frying temperature, economical use of oil (fries four cups of food in only four cups of oil), a handy, easy-to-clean scoop, rather than a messy basket, and the ability to act as a convenient vessel for oil storage. The third fryer (illustrated at C) is a delightfully styled 1-liter appliance, also trimmed in brushed stainless steel, that combines both good looks with function. In keeping with the renewed popularity of vegetable gardening, the segment also introduced a 7-Function Canning Kit (shown at D), consisting of a digital timer, funnel, bubble remover/lid lifter, jar wrench, jar lifter, and kitchen tongs, all trimmed in fresh, spring green. Finally, the segment introduced a 6-cup Stainless Steel Coffee Maker (pictured at E) that produces hot, rich coffee at the speed of a cup a minute, a fully immersible and dishwasher safe Electric Stainless Steel Pressure Cooker operated by its Control Master® heat control (shown at F), and "green" versions of several of its classic products (Kitchen Kettle™ multi-cooker, its entire line of aluminum and stainless steel pressure cookers, and its tilt griddles). These products are deemed "green" as a result of their smaller cubes which enable more product to fit in a shipping container or truck trailer, thereby reducing the amount of energy required to transport them. The smaller product cartons also use less cardboard, which in turn saves trees. The cube reductions achieved were dramatic and ranged from 18% to 43% as illustrated by the before and after shot of the 6-quart Aluminum Pressure Cooker below at G. The product on the bottom is the original configuration, while the product on top is the new version. The actual cooker inside when fully assembled is unchanged.


G
PRESTO
6-Quart Aluminum
Pressure Cooker
PRESTO
6-Quart
Aluminum
Pressure
Cooker

Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Both also enjoy free port status and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex has become significantly enhanced, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs are in relatively risk-free, short-term instruments, thus assuring their ready availability for both internal expansion (like the planned $30 million Absorbent Products expansion further described on page 9) and acquisitions.

The Federal Reserve Board establishes the parameters for short-term investments and the return thereon. At the end of 2008, the Federal Reserve Board reduced the federal funds rate to a target of 0% to 0.25%, a move that has fueled increases in the stock market and gold and which is expected to ultimately prove inflationary. Certainly, it has depressed yields. The reduction in yields served to decrease earnings by 24.5% from 2008 levels.

DEFENSE SEGMENT:

AMTEC Corporation
Janesville, Wisconsin

Spectra Technologies, LLC
(A subsidiary of AMTEC Corporation)
East Camden, Arkansas

Amron
(A division of AMTEC Corporation)
Antigo, Wisconsin

AMTEC's product line includes ordnance items such as low and high velocity 40mm training cartridges (pictured at A), non-lethal sponge grenades (depicted at B) and high explosive tactical rounds (shown at C). It is one of two prime contractors


A
B
C

producing the complete complement of 40mm cartridges for the U.S. Government under a five-year contract. Spectra Technologies, LLC, East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors. LAP production involves the loading of explosives for ammunition and a variety of demolition devices. Amron, Antigo, Wisconsin, manufactures medium caliber cartridge cases (20mm, 25mm, 30mm and 40mm) for the prime contractors to the U.S. Armed Services, which include its parent, AMTEC. These items can also be found on the web site that the segment launched in 2009: http://www.amteccorp.net.

During the review year, sales and operating earnings increased by 6.3% and 25.9%, respectively, over those enjoyed in 2008. As in past years, the 40mm systems program played an important role in the increased sales and earnings. In 2009, the program was augmented by Spectra, which began to load, assemble, and pack 40mm training rounds for its parent, AMTEC. The startup problems Spectra experienced in loading rounds in 2008 were fully resolved. Other business generated by Spectra, as well as foreign military sales secured by AMTEC, also contributed to the sales increase. Efficient operation at all three facilities were instrumental in the generation of increased profitability. Unlike your Company's other two segments, material cost increases have not had a major impact on the Defense segment due to the nature of the backlog, which in most instances enables the segment to lock in pricing for materials well in advance of production and the existence of some protection (albeit limited) through small annual cost escalation provisions on the two key commodities: steel and aluminum.

As 2009 marked the performance of year number four of the five-year 40mm systems contract, a major focus during 2009 was the preparation of the bid on the next five-year contract. The bid process was incredibly complex. Eleven different items were bid. For each item, there were three to five different quantity ranges that were dramatically different (e.g., one item had a range of 0.5 million to 1.9 million units on the low end and 11 million to 16.8 million on the high end). A firm fixed-price bid was required for each item, at each quantity range, for each of the five years beginning in September 2010. There was a potential award to two contractors. One contractor would receive 60% of the business, and the other 40%. AMTEC submitted its bid in July, and on February 18, 2010, was awarded the 60% portion of the initial contract, which was $33.67 million. A further award is expected later in the year. The actual annual and cumulative dollar volume with the Army over the five-year period as a result of the award, will be dependent upon military requirements and funding, as well as government procurement regulations and other factors controlled by the Army and the Department of Defense.

As in 2008, Defense backlog at year-end 2009 was in a healthy position. The backlog was approximately $274 million compared to the prior year's $265 million.

ABSORBENT PRODUCTS SEGMENT:

Presto Absorbent Products, Inc. (PAPI)
Eau Claire, Wisconsin

This segment produces incontinence products under private label and its own house brand, Presto®. Its primary products are disposable adult briefs and underwear.

The Absorbent Products segment enjoyed an increase in revenues in 2009 of 2.8%, compared to those realized in 2008 and its first significant profit. Operating earnings totaled $6.2 million. Instrumental in the profitability were lower material costs, reduced material usage resulting from the full redesign of the adult brief product line, and more efficient flow of product and materials through the facility. During the year, the segment successfully negotiated a two-year contract with its major customer, introduced the Presto® product line, and began diversifying its customer base. The segment also designed and introduced a new product and launched its own web site (http://www.prestoabsorbent.com). The new product is a premium cloth-like backed bariatric brief with side panels designed to stretch to fit waist sizes up to 95 inches.

With the change in the price of oil, material prices fluctuated wildly during the year. The most significant item in terms of quantity used is pulp which is made from southern Georgia pine. Pulp pricing is heavily influenced by the strength of the dollar in relation to both the Chinese RMB and Euro. Pulp was unstable throughout 2009. It declined 18.2% from its highest 2008 level and had recovered a little more than half of the decline by year-end 2009. All of the major remaining materials used in making absorbent products are petroleum based. For example, the following components are all derived from petroleum: film back sheets, cloth-like back and top sheets, super absorbent polymer that absorbs body fluids, adhesives, fastening tapes, hook-and-loop fasteners, elastics and the bags in which the product is packed. The major ingredient in each is polypropylene. During 2009, the price of polypropylene declined by approximately two thirds from the 2008 high. By the end of 2009, however, the price had more than doubled from that low. As a result of the anticipated weakening of the dollar, both pulp and polypropylene are forecasted to escalate significantly in 2010, which in turn is expected to further narrow already thin margins.

With the addition of new customers, it became rapidly apparent that even with further increases in production efficiency, the segment would be unable to fully serve its growing customer base. Additional capacity was required. Moreover, with the expected material cost increases, further product design changes would be needed to reduce the amount of materials used and/or to add features to enable the sale of higher margin products. Accordingly, the subsidiary's board approved a $30 million capital project to purchase additional equipment and retrofit existing machinery.

The Absorbent Products segment has moved cautiously, however, in expending the approved sum. Bearing in mind the history of its parent, National Presto, it is exploring outsourcing opportunities as well. The segment was created shortly after National Presto reluctantly reached the conclusion that if it were to continue in the housewares/small appliance industry, it had no choice but to close its U.S. manufacturing facilities and move the production of its pressure cookers and small appliances to the Orient. Part of the original appeal of the absorbent products industry to the parent company was the fact that the products could be manufactured economically in the U.S. The industry appeared "China proof" in the sense that the major raw materials were largely produced in the U.S.; the premium paid for U.S. labor was not a major factor in the cost of production as the products were made on high-speed, automated equipment; and the product was inherently so bulky, that ocean freight was prohibitively expensive, i.e., relatively few units fit in a shipping container. In addition to the ability to economically make product in the U.S., the industry had sizable upside potential. The target market for the product was the incontinent which are typically elderly. With the aging of the baby boomers, product demand was set to grow exponentially.

Like many other U.S. manufacturers, the segment has been alarmed by proposed federal and state legislation and regulations that are decidedly anti-business. Although it finds it hard to believe that rational government bodies would actually enact such potentially destructive measures, it does recognize that if they are enacted, the U.S. manufacturing advantage in the absorbent product industry could very well be a thing of the past. High energy costs promised by greenhouse gas regulations and cap and trade bills would not only affect the segment's cost to manufacture and ship product, but would also make the raw materials themselves prohibitively expensive. The base materials are either made from petroleum or require significant amounts of energy to process. Their production could become so cost prohibitive in the U.S., that it would be more economical to source them from a country that is not imposing green house gas penalties. Proposed legislation like health care and card check would result in ultra high labor costs as well as potential disruption. Although labor is not currently a major cost element, under these bills it too could become a barrier to further U.S. manufacture. The high cost of manufacture and materials might very well more than offset the only remaining advantage to making the product in the U.S., the container shipping cost.

To date, as the segment watches the political situation unfold, it has ordered only one machine. That machine is currently slated for installation in the Eau Claire, Wisconsin facility. Lead-times for this kind of machinery are lengthy due to the complex nature of the equipment. By the time the machine is ready for shipment, the political situation should be settled. If worse comes to worse, the machine can be located elsewhere. The demand for the products the machine produces is solid and growing. The actual physical location of the equipment will not affect the marketability of the product it is designed to produce.

Fortunately, there is a basis for real hope that the proposed laws and regulations will not be enacted, and the U.S. manufacturing advantages will remain intact. Public polls indicate that the majority of Americans oppose these measures. The accuracy of the polls appear to be confirmed by the results of the New Jersey and Virginia governor elections and the recent Massachusetts Senate race. "Climategate" and the admission that the so-called "settled science" of global warming is replete with fraud and deceit, should hopefully end legislation and rules to control and tax greenhouse gases.


A
C
E
B
D

The products on the following pages and those shown on page 6 provide a representation of the complete Presto® housewares/small appliance product line.

Die Cast Control Master® Appliances

Presto® Electric Skillets

A. Presto® 16-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra sized, high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high dome design easily accommodates large roasts, fowl or ham. The skillet's heavy cast aluminum base with nonstick finish provides quick, even heat distribution with stick-free cooking and easy cleaning. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete immersibility.

11-inch Electric Skillet also available.

B. Presto® 16-inch Electric Skillet with Glass Cover

This skillet features a generous-sized nonstick cooking surface and extra high sidewalls along with a tempered see-through glass cover. Uniquely and beautifully styled handles enable it to double as a buffet server. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Skillet and cover are immersible in sink or dishwasher.

Presto® Electric Griddles

Presto® has met the changing needs of today's family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking and easy cleaning. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

C. Tilt'nDrain™ BigGriddle® cool touch griddle

This griddle cooks as many as 12 slices of french toast, 12 pancakes or 12 sandwiches at a time—50% more than standard jumbo sized griddles. The product features special "Tilt'nDrain" handles. Pull the handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, hamburgers and other meats; push the handles in and the surface returns to the normal level position, ideal for eggs, pancakes, and french toast.

D. Cool Touch Electric Tilt'nDrain™ griddle

This griddle's square-like shape not only maximizes the efficient use of counter and storage space, but also provides a generous cooking surface that can handle up to nine slices of french toast—12.5% more than standard jumbo-sized griddles. Like the griddle shown in E, above, it too boasts the "Tilt'nDrain" feature, easily adjusting from a level grilling surface for eggs and pancakes to a tilted draining surface for bacon and other meats.

E. Cool Touch Electric Foldaway™ Griddle

This griddle has an efficient "square" shape that holds more eggs, pancakes, and sandwiches than conventional rectangular griddles. Its exclusive Foldaway™ feature allows the legs to fold up for compact storage, saving valuable cabinet space. It stores easily in most cabinets. The griddle has a cool-touch surround with a handy slide-out drip tray.

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F. Presto® 22-inch Electric Griddle

An extra large cooking surface makes this griddle big enough for even the largest family. It offers a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. The griddle is fully immersible with the heat control removed. The slide-out drip tray catches grease drippings for quick cleaning.

G. Cool Touch Electric Griddle

This sleek family-size griddle offers a generous 10½- by 20-inch cooking area that's ideal for any meal or appetizer. Its protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

Presto® 16-inch Electric Griddle also available.

H. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch nonstick cooking surface makes one or two servings with virtually all the convenience of the larger griddles. A built-in grease well catches grease drippings for healthier cooking.

Presto® Multi-Cookers

I. Kitchen Kettle™ multi-cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in the sink or dishwasher with the heat control detached.

J. Options™ multi-cooker/steamer

This attractive nonstick multi-cooker steams seafood, vegetables, and rice; roasts pork, beef, and poultry; boils pasta; cooks soups, stews, and casseroles; and deep fries chicken and fish. A basket is included for convenient steaming, blanching, and deep frying. The tempered glass cover allows the user to monitor cooking progress. The Control Master® heat control maintains accurate temperatures. The multi-cooker is fully immersible and dishwasher safe with the heat control removed.


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FryDaddy
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Electric Die Cast Deep Fryers

A. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. It features a preset thermostat to hold the ideal frying temperature automatically. The handy scoop stirs, separates, lifts, drains, and serves. The snap-on lid permits oil storage in the fryer without spills or odors.

B. GranPappy® electric deep fryer

The GranPappy® deep fryer with handy scoop makes six servings with six cups of oil. It is the ideal fryer for a large family or parties, as it easily prepares plenty for all. A built-in, preset thermostat automatically maintains the ideal frying temperature for perfect results every time. A snap-on lid allows oil storage in the fryer for repeat use.

C. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape will easily accommodate large pieces of chicken or fish. This fryer, like the FryDaddy® and GranPappy® deep fryers, maintains the perfect frying temperature automatically. A handy scoop stirs, separates, lifts, and drains. The snap-on lid enables oil to be stored right in the fryer to use again and again.

Cool Touch Deep Fryers

D. & E. CoolDaddy® cool touch deep fryer

Fry up to six big servings of food in this compact cool-touch deep fryer, available in both white and black models as shown above. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. The replaceable charcoal filter absorbs frying odors. Temperature settings are easily selected with the adjustable thermostat. The signal light indicates when the oil is ready for frying. The nonstick pot removes for quick and easy cleaning.

Stainless Steel Appliances

F. Stainless Steel Digital ProFry™ immersion element deep fryer

This professional-style deep fryer features digital controls which include an adjustable thermostat and countdown timer. A handy light signals when the oil has reached the desired temperature. The fryer has a generous nine-cup capacity and an 1800-watt immersion element which enables quick preheating and fast oil recovery, ensuring perfect, crisp foods every time. It also has a filtered cover to reduce spattering and odors. The frying vessel is removable and easily cleaned, as it is immersible and dishwasher safe. Attractively styled with a stainless steel surround, the unit is a handsome addition to any kitchen.

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G. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 12-cup capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It fries perfect, crisp food every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. The handy oblong-shaped baskets are the ideal shape for frying large pieces of chicken or fish. A variety of cooking temperatures can be selected with the adjustable thermostat, and the handy signal light indicates when the oil is ready for frying. The cover with filter is included to reduce spattering and odors. Both the heating element and enameled pot remove for fast cleanups.

H. Presto® Stainless Steel Electric Wok

Prepare healthy, delicious stir-fry meals in this easy-to-use electric wok. A 1500-watt heating element provides the high searing temperature needed for stir-fry cooking, while the Control Master® heat control automatically maintains the desired cooking temperature. The wok is made of luxurious stainless steel with an aluminum-clad base to ensure fast, uniform cooking. Wok and tempered glass cover are fully immersible and dishwasher safe.

I. Stainless Steel Options™ electric multi-cooker

This stainless steel version of the Options™ multi-cooker roasts, boils, steams, stews, simmers and fries. An aluminum-clad bottom assures fast, uniform heating. The Control Master® heat control provides a full range of heat selections and automatically maintains the temperature setting. A dual position handle on the basket provides the versatility to steam, blanch, and deep fry. Multi-cooker, basket, and cover are fully immersible and dishwasher safe with the heat control removed.

J. Presto® 12-inch Electric Stainless Steel Skillet

This luxurious skillet with high sidewalls and a tempered glass cover is convenient for every meal and makes a charming presentation on the counter top and table when entertaining. An aluminum-clad bottom ensures ultra fast heat-up and even distribution of heat. The Control Master® heat control maintains cooking temperatures automatically.

K. FlipSide™ Belgian Waffle Maker

This handsomely-styled waffle maker bakes an extra large and thick Belgian waffle. The key to the product is the patent pending flip mechanism which enables the unit to rotate 180 degrees for a waffle with a crisp exterior and a fluffy, tender interior. After use, the unique flip mechanism also enables the waffle maker to lock in the vertical position for compact, space-saving storage. A conveniently located digital timer at the base of the unit signals when the waffle is done. Heavy die cast waffle grids are coated with a premium nonstick coating insuring fast heat-up, speedy cooking, perfect browning and easy release every time.

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PowerPop

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PROFESSIONAL

Convenience Appliances

A. Pizzazz® pizza oven

This revolutionary pizza oven bakes a perfect pizza fast—whether it's fresh, frozen, regular or rising crust. Unlike ordinary ovens, there's no preheat time necessary. As the pan rotates, top and bottom elements cook the topping and crust at two different heat settings, assuring even baking at the perfect temperature. The elements can also be selected independently for pizza baked-to-order. Heating elements shut off at the end of the cooking time, and the timer signals when the pizza is done. The removable nonstick baking pan easily wipes clean and is compact for convenient storage.

B. PowerCrisp™ microwave bacon cooker

Make crisp, delicious bacon in your microwave oven with this special bacon cooker. Bacon cooks leaner and healthier than pan-fried because the fat drips away from the bacon into a deep base. An easy-grasp handle wraps around the entire base so it's always within reach. The bacon cooker is fully immersible and dishwasher safe. Removable cooking racks separate and stack in the base for easy storage.

C. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes. For butter lovers, the detachable butter cup conveniently melts butter and doubles as a handy measuring cup.

Presto® Orville Redenbacher's hot air popper also available.*

D. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with butter for a true butter flavor or without shortening for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher's* Gourmet Popping Corn. The popper bowl and cover are fully immersible and dishwasher safe.

**Orville Redenbacher's is a registered trademark of ConAgra Foods, Inc.*

E. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store.

F. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity.

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The extra large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.

G. Presto® Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.

H. Presto® Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. An internal thermostat automatically shuts the kettle off if it boils dry.

I. EverSharp® electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

J. ShineOn™ electric shoe polisher

Shine men's, women's, and children's shoes like a professional with the Presto® shoe polisher. It's a complete shoe care kit containing 1) a sleek powerful black and silver power handle; 2) two color-coded polishing brushes, one black and one brown which fit on the power handle, providing an automated, easy way to polish shoes; 3) two color-coded buffing pads—one black and one brown which attach to the power handle for the final touch—powered buffing that provides a professional gleam with automated ease; 4) a handy storage tray; and 5) two color-coded polish applicators, one black and one brown for convenient and tidy manual application of polish-paste or cream to shoes.

K. HeatDish® Plus Footlight® parabolic electric heater

A parabolic reflector enables this heater to concentrate heat so effectively that it feels three times warmer than 1500-watt convection heaters, yet uses only 1000 watts. Heat is felt directly, almost instantly, without first heating the entire room. An infinite range of heat settings is available with the top-mounted thermostatic control. The illuminated Footlight® base indicates if the heater is plugged in. Special safeguard features include an automatic shut-off in case of overheating or accidental tip-over and a loud buzzer that warns if tip-over occurs while the heating element is energized.


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PRESTO® DIGITAL TIMER
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START/STOP
CLEAR
MEMORY

Pressure Canners, Pressure Cookers, and Timers

A. Presto® Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is closed properly and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 16- and 23-quart sizes. (23-quart size shown). Also available without steam gauge in 16-quart liquid capacity size.

B. & C. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Presto® Pressure Cookers are available in polished aluminum and in luxurious, gleaming stainless steel in a variety of sizes. Shown at B is the 6-Quart Stainless Steel Pressure Cooker. Its tri-clad impact-welded base assures uniform heat distribution, making it both practical and beautiful. Illustrated at C is the 6-Quart Aluminum Pressure Cooker. Its durable aluminum construction provides quick and even heating at an economical price.

Aluminum models also available in 4- and 8-quart sizes. Stainless steel model also available in 4-quart size.

D. Presto® 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel. Fast, even heating is assured with a tri-clad base featuring a layer of aluminum sandwiched between two layers of stainless steel. It features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

E. Presto® Electronic Clock/Timer

This handsome timer offers four handy functions in one compact unit—timer, stopwatch, calendar, and clock. The easy-to-read digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. The special clip-on back converts to an easel stand and has a magnet that adheres to metal surfaces. A heavy-duty battery is included.

F. Presto® Electronic Digital Timer

Simplicity is the key to this Electronic Digital Timer. It counts down from any time up to 99 minutes and 59 seconds with an alarm that signals when time is up. The memory feature stores the last timer setting for quick repeat use. Timer counts up for use as a convenient stopwatch. Big, easy-to-read digital display shows minutes and seconds. Clip-on back converts to an easel stand and has a magnet for use on metal surfaces. AAA battery included.

National Presto Industries, Inc.

Consolidated Balance Sheets

(Dollars in thousands except share and per share data) DECEMBER 31,	2009		2008	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 48,974		$ 24,692
Marketable securities		118,442		121,217
Accounts receivable	$ 92,826		$ 76,074	
Less allowance for doubtful accounts	467	92,359	480	75,594
Inventories:				
Finished goods	30,361		30,222	
Work in process	31,229		33,976	
Raw materials	13,622	75,212	7,522	71,720
Deferred tax assets		6,605		4,539
Other current assets		480		1,754
Total current assets		342,072		299,516
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	1,946		1,905	
Buildings	21,805		19,971	
Machinery and equipment	71,217		72,122	
	94,968		93,998	
Less allowance for depreciation and amortization	46,120	48,848	39,266	54,732
GOODWILL		11,485		11,485
OTHER ASSETS		–		150
		$402,405		$365,883
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 37,903		$ 32,325
Federal and state income taxes		6,291		4,217
Accrued liabilities		16,859		15,347
Total current liabilities		61,053		51,889
DEFERRED INCOME TAXES		5,480		3,389
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2009 and 2008 Issued: 7,440,518 shares at December 31, 2009 and 2008 Outstanding: 6,857,540 and 6,848,252 shares at December 31, 2009 and 2008, respectively	$ 7,441		$ 7,441	
Paid-in capital	2,037		1,735	
Retained earnings	343,930		319,362	
Accumulated other comprehensive income	643		536	
	354,051		329,074	
Treasury stock, at cost, 582,978 and 592,266 shares at December 31, 2009 and 2008, respectively	18,179		18,469	
Total stockholders' equity		335,872		310,605
		$402,405		$365,883

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Earnings

(Dollars in thousands except per share data) YEARS ENDED DECEMBER 31,	2009	2008	2007
Net sales	$478,468	$448,253	$421,287
Cost of sales	368,376	368,013	344,361
Gross profit	110,092	80,240	76,926
Selling and general expenses	18,745	16,959	22,966
Operating profit	91,347	63,281	53,960
Other income, principally interest	3,050	4,270	4,247
Earnings before provision for income taxes	94,397	67,551	58,207
Provision for income taxes	31,821	23,368	19,584
Net earnings	$ 62,576	$ 44,183	$ 38,623
Weighted average shares outstanding:			
Basic and diluted	6,854	6,845	6,836
Net earnings per share:			
Basic and diluted	$ 9.13	$ 6.45	$ 5.65

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands except share and per share data)

YEARS ENDED DECEMBER 31, 2009, 2008, 2007	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2006	$7,441	$1,277	$290,519	$ (22)	$(18,873)	$280,342
Cumulative effect of adopting FASB Interpretation No. 48	–	–	1,062	–	–	1,062
Net earnings	–	–	38,623	–	–	38,623
Unrealized gain on available-for-sale securities, net of tax	–	–	–	198	–	198
Total comprehensive income	–	–	–	–	–	38,821
Dividends paid, $3.80 per share	–	–	(25,958)	–	–	(25,958)
Other	–	219	–	–	125	344
Balance December 31, 2007	7,441	1,496	304,246	176	(18,748)	294,611
Net earnings	–	–	44,183	–	–	44,183
Unrealized gain on available-for-sale securities, net of tax	–	–	–	360	–	360
Total comprehensive income	–	–	–	–	–	44,543
Dividends paid, $4.25 per share	–	–	(29,067)	–	–	(29,067)
Other	–	239	–	–	279	518
Balance December 31, 2008	7,441	1,735	319,362	536	(18,469)	310,605
Net earnings	–	–	62,576	–	–	62,576
Unrealized gain on available-for-sale securities, net of tax	–	–	–	107	–	107
Total comprehensive income	–	–	–	–	–	62,683
Dividends paid, $5.55 per share	–	–	(38,008)	–	–	(38,008)
Other	–	302	–	–	290	592
Balance December 31, 2009	$7,441	$2,037	$343,930	$643	$(18,179)	$335,872

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands) YEARS ENDED DECEMBER 31,	2009	2008	2007
Cash flows from operating activities:			
Net earnings	$ 62,576	$ 44,183	$ 38,623
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	8,738	8,794	8,485
Deferred income taxes	(33)	1,060	3,350
Other	682	1,059	1,085
Changes in operating accounts, net of acquisitions:			
Accounts receivable, net	(16,765)	12,324	(22,871)
Inventories	(3,492)	(6,235)	(9,993)
Other current assets	1,275	(346)	(371)
Accounts payable and accrued liabilities	7,090	(23,308)	19,897
Federal and state income taxes	2,074	(2,203)	(173)
Net cash provided by operating activities	62,145	35,328	38,032
Cash flows from investing activities:			
Marketable securities purchased	(78,486)	(138,113)	(93,965)
Marketable securities – maturities and sales	81,426	134,009	74,630
Acquisition of property, plant and equipment	(3,337)	(4,370)	(6,224)
Acquisition of businesses and earnout payments	–	–	(6,748)
Sale of property, plant and equipment	71	–	211
Other	228	–	–
Net cash used in investing activities	(98)	(8,474)	(32,096)
Cash flows from financing activities:			
Dividends paid	(38,008)	(29,067)	(25,958)
Other	243	190	41
Net cash used in financing activities	(37,765)	(28,877)	(25,917)
Net increase (decrease) in cash and cash equivalents	24,282	(2,023)	(19,981)
Cash and cash equivalents at beginning of year	24,692	26,715	46,696
Cash and cash equivalents at end of year	$ 48,974	$ 24,692	$ 26,715
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 30,663	$ 23,930	$ 16,586

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements
In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation
The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note M.

(3) Reclassifications
Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's financial statement presentation. These reclassifications did not affect net earnings or stockholders' equity as previously reported.

(4) Fair Value of Financial Instruments
The Company utilizes the methods of fair value as described in Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* to value its financial assets and liabilities. ASC 820 utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

(5) Cash, Cash Equivalents and Marketable Securities
Cash and Cash Equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds and certificates of deposit. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Certificates of deposits are reported at par value, and money market funds are reported at fair value determined using quoted prices in active markets for identical securities (Level 1, as defined by FASB ASC 820).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $6,161,000 and $7,356,000 at December 31, 2009 and 2008, are included as reductions of cash and cash equivalents or bank overdrafts in accounts payable, as appropriate.

Marketable Securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities. Also included are certificates of deposit.

At December 31, 2009 and 2008, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the following table. Fair values are determined using significant other observable inputs (Level 2, as defined by FASB ASC 820), which include quoted prices in markets that are not active, quoted prices of similar securities, or other inputs that are observable.

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2009				
Tax-exempt Government Bonds	$ 114,754	$115,744	$1,015	$25
Certificates of Deposit	$ 2,698	$ 2,698	$ –	$ –
Total Marketable Securities	$ 117,452	$118,442	$1,015	$25
December 31, 2008				
Tax-exempt Government Bonds	$120,392	$121,217	$ 833	$ 8

Proceeds from sales of marketable securities totaled $81,426,000 in 2009, $134,009,000 in 2008, and $74,630,000 in 2007. Gross gains related to sales of marketable securities totaled $0, $118,000, and $0 in 2009, 2008, and 2007, respectively. There were no gross losses related to sales of marketable securities in 2009, 2008, or 2007. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income and were gains of $990,000, $825,000 and $271,000 before taxes at December 31, 2009, 2008, and 2007, respectively. Unrealized gains of $0, $74,000, and $0 were reclassified out of accumulated other comprehensive income (loss) during the years ended December 31, 2009, 2008, and 2007, respectively.

The contractual maturities of the marketable securities held at December 31, 2009 are as follows: $35,345,000 within one year; $46,902,000 beyond one year to five years; $14,207,000 beyond five years to ten years, and $21,988,000 beyond ten years. All of the instruments in the beyond five year ranges are variable rate demand notes which as noted above can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(6) Accounts Receivable

The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(7) Inventories

Housewares/Small Appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventories for the Defense and Absorbent Products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(8) Property, Plant and Equipment

Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Straight-line depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable.

(9) Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. No goodwill impairments were recognized during 2009, 2008, or 2007. The Company's goodwill as of December 31, 2009 and 2008 was $11,485,000 relating entirely to its Defense Products segment, which had zero cumulative impairment charges at December 31, 2009. The Absorbent Products segment value of goodwill was $0, with cumulative impairment charges of $4,648,000, at both December 31, 2009 and 2008.

The Company's annual impairment testing dates were October 5, 2009, September 29, 2008, and October 1, 2007. For the Defense segment, no impairment was indicated. The Company has no recorded intangible assets, other than goodwill.

(10) Revenue Recognition

For all of its segments, the Company generally recognizes revenue when product is shipped or title passes pursuant to customers' orders, the price is fixed and collection is reasonably assured. For the Housewares/Small Appliance segment, the Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment. Net sales for this segment are calculated by deducting early payment discounts and cooperative advertising from gross sales. The Company records cooperative advertising when revenue is recognized. During 2007, certain warranty claims were reclassified and accounted for as returns and allowances. See Note A(11) for a description of the Company's policy for sales returns.

(11) Sales and Returns

Sales are recorded net of estimated discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

(12) Shipping and Handling Costs

In accordance with FASB ASC 605-45, *Revenue Recognition*, the Company includes shipping and handling revenues in net sales and shipping costs in cost of sales.

(13) Advertising

The Company's policy is to expense advertising as incurred for the year and include it in selling and general expenses. Advertising expense was $237,000, $4,000, and $13,000 in 2009, 2008, and 2007, respectively.

(14) Accumulated Other Comprehensive Income

The $643,000 and $536,000 of accumulated comprehensive income at December 31, 2009 and 2008, respectively, relate to the unrealized gain on the Company's available-for-sale marketable security investments. These amounts are recorded net of tax effect of $346,000 and $289,000 for 2009 and 2008, respectively.

(15) Product Warranty

The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company's service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company estimates its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

(In thousands)	2009	2008
Beginning balance January 1	$308	$429
Accruals during the period	802	140
Charges/payments made under the warranties	(705)	(261)
Balance December 31	$405	$308

(16) Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Income tax contingencies are accounted for in accordance with FASB ASC 740, *Income Taxes.* See Note G for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities.

(17) Recently Issued Accounting Pronouncements

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value.* ASU 2009-05 amends ASC Subtopic 820-10, *Fair Value Measurements and Disclosures – Overall* with respect to the fair value measurement of liabilities and provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) the quoted price of the identical liability when traded as an asset, (2) the quoted prices for similar liabilities or similar liabilities when traded as assets, and (3) another valuation technique (e.g., a market approach or income approach including a technique based on the amount an entity would pay to transfer the identical liability, or a technique based on the amount an entity would receive to enter into an identical liability). ASU 2009-05 is effective for the first interim or annual period beginning after August 2009. The adoption of ASU 2009-5 did not have a material effect on the Company's consolidated financial statements or related disclosures.

In June 2009, the FASB issued ASU No. 2009-01, *Topic 105 - Generally Accepted Accounting Principles - amendments based on - Statement of Financial Accounting Standards No. 168* - The FASB Accounting Standards Codification™ *and the Hierarchy of Generally Accepted Accounting Principles.* ASU 2009-01 defines the FASB Accounting Standards Codification, which was launched on July 1, 2009, as the single source of authoritative nongovernmental U.S. GAAP. The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure and also includes relevant Securities and Exchange Commission ("SEC") guidance that follows the same topical structure in separate sections in the Codification. As a result of the adoption of ASU 2009-1, the Company is now disclosing codification references.

In December 2007, the FASB issued ASC 805, *Business Combinations.* ASC 805 requires that the purchase method be used for all business combinations, defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. ASC 805 also requires that acquisition-related costs be recognized separately from the acquisition as expense. ASC 805 is effective for fiscal years beginning after December 15, 2008. The adoption of ASC 805 did not have a material impact on the Company's consolidated financial position and results of operations. However, depending upon the size, nature and complexity of future acquisition transactions, the adoption of ASC 805 could materially impact the Company's consolidated financial statements.

In April 2009, the FASB issued ASC 805-20-25-18A through 20B, which amends and clarifies ASC 805 to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. ASC 805-20-25-18A through 20B is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20-25-18A through 20B did not have a material impact on the Company's consolidated financial position and results of operations. However, depending upon the size, nature and complexity of future acquisition transactions, the adoption of ASC 805-20-25-18A through 20B could materially impact the Company's consolidated financial statements.

In December 2007, the FASB issued ASC 810, *Transition Related to FASB Statement No. 160,* Noncontrolling Interests in Consolidated Financial Statements - *an amendment of ARB No. 51,* which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC 810 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC 810 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company does not have any noncontrolling interests, and, accordingly, the adoption of ASC 810 did not have a material impact on the Company's consolidated financial position or results of operations.

In March 2008, the FASB issued ASC 815, *Transition and Effective Date Related to FASB Statement No. 161,* Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, to enhance disclosures about an entity's derivative and hedging activities and improve the transparency of financial reporting. Entities will be required to provide enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect the entities' financial position, financial performance and cash flows. These disclosures better convey the purpose of derivative use in terms of the risks that the entity is intending to manage by requiring fair value disclosures in a tabular format, providing more information about an entity's liquidity and requiring cross-referencing within the footnotes. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company does not hold the applicable derivative instruments and therefore the adoption of ASC 815 did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued a new standard now codified in ASC 820, *Fair Value Measurements and Disclosures* (formerly Statement No. 157, *Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). ASC 820 requires companies to provide additional disclosures based on that hierarchy. ASC 820 was to be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, *Effective Date of FASB Statement No. 157,* which delayed for one year the applicability of ASC 820's fair-value measurements to certain nonfinancial assets and liabilities. The Company adopted ASC 820 as of January 1, 2008, except as it applies to those nonfinancial assets and liabilities affected by the one-year delay. The Company adopted ASC 820 for certain nonfinancial assets and liabilities as of January 1, 2009. The financial assets of the Company are primarily comprised of cash equivalents, whose fair value was measured using Level 1 observable inputs, and marketable securities, whose fair value was measured using Level 2 observable inputs. The adoption of ASC 820 did not have a material impact on the Company's consolidated financial position or results of operations.

In April 2009, the FASB issued FSP No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,* codified in ASC 820, *Fair Value Measurements and Disclosures,* which provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased. This pronouncement also includes guidance on identifying circumstances that indicate a transaction is not orderly. This pronouncement is effective for interim and annual reporting periods ending after June 15, 2009, and is to be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company adopted this pronouncement during the first quarter of 2009, which did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments,* codified in ASC 320, *Investments – Debt and Equity Securities.* The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. A debt investment is impaired if the fair value of the investment is less than its amortized cost basis. This pronouncement amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This pronouncement does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This pronouncement is effective for interim and annual reporting periods ending after June 15, 2009, and is to be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company adopted this pronouncement during the first quarter of 2009, which did not result in a cumulative effect adjustment and did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, codified in ASC 825, *Financial Instruments*, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This pronouncement also requires disclosure of the method(s) and significant assumptions used to estimate the fair value of financial instruments and changes in method(s) and significant assumptions, if any, during the period. This pronouncement is effective for interim and annual reporting periods ending after June 15, 2009, and is to be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company adopted this pronouncement during the first quarter of 2009, which did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*, to provide amendments to Subtopic 820-10 that require new disclosures about transfers into and out of Level 1 and Level 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. Specifically, for assets and liabilities that are measured at fair value on a recurring basis in periods after initial recognition (e.g., trading securities), this ASU requires: separate disclosure of the amount of significant transfers between Levels 1 and 2 and a description of the reasons for the transfers; and separate information about purchases, sales, issuances, and settlements, on a gross basis, in the reconciliation of Level 3 fair value measurements valued using significant unobservable inputs. ASU 2010-06 clarifies existing disclosures as follows:

> Level of disaggregation: An entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. An entity needs to use judgment in determining the appropriate classes of assets and liabilities.
>
> Disclosures about inputs and valuations techniques: An entity should provide disclosures about the valuation techniques (i.e., the income, market, or cost approaches) and input used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

ASU 2010-06 also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20), which include a change in terminology from *major categories* of assets to *classes of assets* and a cross-reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. This ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuance and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, comparative disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-06 to have a material effect on the Company's consolidated financial statements.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $26,860,000 and $27,303,000 as of December 31, 2009 and 2008, respectively, and consists of Housewares/Small Appliance finished goods. Under LIFO, inventories are valued at approximately $2,355,000 and $4,437,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2009 and 2008, respectively. During the years ended December 31, 2009, 2008, and 2007, $2,082,000, $0, and $0, respectively, of a LIFO layer was liquidated. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance segment.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

Increase (Decrease) (In thousands except per share data)

YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2009	$2,082	($1,357)	($0.20)
2008	($2,018)	$1,297	$0.19
2007	($1,425)	$ 933	$0.14

This information is provided for comparison with companies using the FIFO basis.

Inventory for Defense, Absorbent Products, and raw materials of the Housewares/Small Appliance segments are valued under the first-in, first-out method and total $48,352,000 and $44,417,000 at December 31, 2009 and 2008, respectively. The December 31, 2009 FIFO total is comprised of $3,501,000 of finished goods, $31,229,000 of work in process, and $13,622,000 of raw material and supplies. At December 31, 2008 the FIFO total was comprised of $2,919,000 of finished goods, $33,976,000 of work in process, and $7,522,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2009, accrued liabilities consisted of payroll $7,179,000, product liability $6,064,000, environmental $2,580,000, and other $1,036,000. At December 31, 2008, accrued liabilities consisted of payroll $4,814,000, product liability $6,030,000, environmental $2,700,000, plant closing costs $70,000, and other $1,733,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and incurred but unreported claims in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note J for a discussion of environmental remediation liabilities.

D. TREASURY STOCK:

As of December 31, 2009, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. No shares were reacquired in 2009, 2008, or 2007. Treasury shares have been used for the exercise of stock options and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to the potential issuance of common shares, when dilutive. There were no dilutive shares outstanding at December 31, 2009, 2008, or 2007.

F. RETIREMENT PLANS:

Pension Plan: Prior to 2009, the Company contributed to a union-sponsored, multi-employer pension plan on behalf of union employees of the Amron division of its AMTEC subsidiary in accordance with the applicable union labor agreement. In December 2008, the union membership voted in favor of a withdrawal from the plan, and an amendment was made to the labor agreement authorizing the withdrawal. In December 2008, the Company permanently ceased to be obligated to contribute to the multi-employer pension plan, and instead agreed to contribute to a Company 401(k) Plan. (See 401(k) Plan below.) It is possible in the future under the amendment to the labor agreement, if certain conditions are met, that contributions may be made once again to a pension plan rather than to the 401(k) Plan.

In a letter dated March 30, 2009, the pension plan provided Amron with documentation stating that the cost to withdraw from the plan was $238,509. In April 2009, a payment representing the settlement of the withdrawal liability was made in the same amount. However, should all participants in the plan withdraw within the next year, some portion of the plan liability could be reallocated to AMTEC. If that were to occur, AMTEC might be assessed retroactively for an additional withdrawal charge. The amount of a potential additional withdrawal charge, if any, cannot be currently estimated. The Company charged the cost of the withdrawal to operations in 2008.

The Company's contributions to the union pension plan were $272,000, $402,000, and $362,000 during the years ended December 31, 2009, 2008, and 2007, respectively.

401(k) Plan: The Company sponsors a 401(k) retirement plan that covers substantially all non-union employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from the treasury stock, including the Company's related cash dividends, totaled $592,000 in 2009, $517,000 in 2008, and $475,000 in 2007. In addition, the Company made cash contributions of $634,000 in 2009, $604,000 in 2008, and $583,000 in 2007 to the 401(k) Plan. The Company also contributed $472,000, $0, and $0 to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary during the years ended December 31, 2009, 2008, and 2007, respectively.

G. INCOME TAXES:

The following table summarizes the provision for income taxes:

	(In thousands)		
YEARS ENDED DECEMBER 31	2009	2008	2007
Current:			
Federal	$29,267	$20,213	$13,693
State	2,383	2,205	3,140
	31,650	22,418	16,833
Deferred:			
Federal	(34)	973	2,974
State	205	(23)	(223)
	171	950	2,751
Total tax provision	$31,821	$23,368	$19,584

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRETAX INCOME		
	2009	2008	2007
Statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	1.8	2.1	3.3
Tax-exempt interest and dividends	(1.1)	(2.0)	(3.0)
Other	(2.0)	(0.5)	(1.7)
Effective rate	33.7%	34.6%	33.6%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance for deferred tax assets was deemed necessary at December 31, 2008 and 2007 for certain state attribute carryforwards. The net increase (decrease) in the valuation allowance during 2009, 2008, and 2007 was ($709,000), $111,000, and $598,000, respectively. At December 31, 2009, the valuation allowance was no longer deemed necessary, due in part to a change in state income tax laws. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2009	2008
Deferred tax assets		
Insurance (primarily product liability)	$2,398	$2,080
Goodwill	1,799	1,499
Environmental	1,022	1,083
Vacation	871	715
State attribute carryforwards	420	870
Other	95	950
Total deferred tax assets	6,605	7,197
Valuation allowance	–	(709)
Net deferred tax assets	$6,605	$6,488
Deferred tax liabilities		
Depreciation	($ 5,134)	($5,049)
Other	(346)	(289)
Net deferred tax liabilities	($5,480)	($5,338)
Net deferred tax assets	$ 1,125	$ 1,150

The Company establishes tax reserves in accordance with FASB ASC 740, *Income Taxes*. As of December 31, 2009, the carrying amount of the Company's gross unrecognized tax benefits was $1,447,000 which, if recognized, would affect the Company's effective income tax rate. The Company cannot estimate when the unrecognized tax benefits will be settled.

The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2009 and 2008:

	(In thousands)	
	2009	2008
Balance at January 1	$1,143	$ 551
Additions for tax positions taken related to the current year	205	106
Additions for tax positions taken related to prior years	99	486
Balance at December 31	$1,447	$1,143

It is the Company's practice to include interest and penalties in tax expense. During the years ended December 31, 2009 and 2008, the Company accrued approximately $72,000 and $230,000 in interest, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. The Company is currently under audit by the Internal Revenue Service for the tax years 2002 through 2006, as well as a single state for the same period. For all other states in which it does business, the Company is subject to state audit statutes. At December 31, 2009, the Company had state net operating loss carryforwards of approximately $3,029,000 and state tax credit carryforwards of approximately $414,000. The net operating loss and state tax credit carryforwards expire on various dates through December 31, 2024.

H. COMMITMENTS AND CONTINGENCIES:

The Company is involved in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

I. CONCENTRATIONS:

In the Housewares/Small Appliance segment, one customer accounted for 11% of consolidated net sales for each of the three years ended December 31, 2009, 2008, and 2007. In the Absorbent Products segment, one customer accounted for 12% and 13% of consolidated net sales for the years ended December 31, 2008 and 2007, respectively.

The Company sources most of its Housewares/Small Appliances from vendors in the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2009, 2008, and 2007. There is no similar provision applicable to the Chinese Yuan, which until 2005 had been tied to the U.S. dollar, but which has since been allowed to float and has appreciated in value. To date, any material impact from the change in the value of the currency has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign translation gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2009, 2008, and 2007, almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, with the award of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources. Approximately 246 employees of

Amron, or 23% of the Company's total workforce, are members of the United Steel Workers union. The contract between Amron and the union is effective through March 30, 2010.

Raw materials for the Absorbent Products segment are commodities that are available from multiple sources.

J. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the City of Eau Claire and at this time, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2009, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $2,580,000 and $2,700,000 as of December 31, 2009 and 2008, respectively, and is included in accrued liabilities on the balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2010	$ 370
2011	308
2012	297
2013	285
2014	213
Thereafter	1,107
	$2,580

K. BUSINESS ACQUISITION:

On January 30, 2006, the Company purchased certain assets of Amron, LLC, an Antigo, Wisconsin defense manufacturer of cartridge cases used in medium caliber (20–40mm) ammunition. The acquisition enhanced the Company's position as a viable competitive force in medium caliber ammunition programs of the U.S. Department of Army. The original purchase price was $24,000,000, consisting of a $16,000,000 payment at closing and an $8,000,000 earnout amount, which was to be paid based upon certain earnings targets through December 31, 2010. Based on 2006 earnings, a $4,000,000 earnout was accrued at December 31, 2006 and paid during the first quarter of 2007. On April 13, 2007, the Company reached an agreement with the seller, whereby the remaining $4,000,000 earnout obligation was settled by a payment of $2,400,000. Accordingly, the adjusted purchase price is $22,400,000. The accrued earnout at December 31, 2006 was added to goodwill. Likewise, the earnout settlement payment made during the second quarter of 2007 was also added to goodwill.

The acquisition was accounted for as a purchase with all identifiable assets recorded at fair value. The excess of the purchase price over the net identifiable assets has been recorded as goodwill and is included as part of the Company's Defense Products segment. The amounts allocated to goodwill are deductible for income tax purposes. Based upon the purchase price and fair value of the assets acquired, the following represents the allocation of the aggregate purchase price to the acquired net assets of Amron, LLC.

	(In thousands)
Receivables	$ 224
Inventory	1,909
Prepaids	68
Fixed assets	13,748
Goodwill	1,529
Total assets acquired	$ 17,478
Less: Current liabilities assumed	(1,478)
Net assets acquired	$ 16,000

L. DISPOSAL ACTIVITIES:

On October 9, 2006, the Company decided to consolidate its adult incontinence production capabilities in its Absorbent Products segment and, as a result, began the process of relocating its adult incontinence manufacturing equipment from its Marietta, Georgia facility to its Eau Claire, Wisconsin facility. This consolidation, which began during the fourth quarter of 2006, was completed during the first quarter of 2007 and served to improve the segment's long-term manufacturing efficiencies. As a result of the consolidation, the Georgia facility has been closed. The Company issued a W.A.R.N. (Worker Adjustment and Retraining Notification) notice on October 9, 2006. The total cost of the relocation activities was $950,000, including $760,000 for the disassembly, transportation, installation of machinery and equipment and other related costs and $190,000 for one-time termination benefits to affected employees. During 2007, $320,000 was incurred for the disassembly, transportation, installation of machinery and equipment and other related costs, and $180,000 was incurred for one-time termination benefits to affected employees. Expenses related to the above disposal activities are included in Cost of Sales for 2007 and 2006. With the exception of one time termination benefits and capital expenditures related to the shut-down of the Georgia facility, costs were expensed as incurred, consistent with the requirements of FASB ASC 420, *Exit or Disposal Cost Obligations*, as employee services were performed and other associated costs were incurred.

At December 31, 2006, the Company had accrued $79,000 related to the one-time termination benefit, all of which was paid during 2007.

M. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/ Small Appliances, Defense Products, and Absorbent Products. Sales for all three segments are primarily to customers in North America.

The Housewares/Small Appliances segment designs, markets, and distributes housewares and small appliances. These products are sold directly to retail outlets throughout the United States and Canada and also through independent distributors. As more fully described in Note I, the Company primarily sources its Housewares/Small Appliance products from nonaffiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in February 2001 with the acquisition of AMTEC Corporation which manufactures precision mechanical and electromechanical assemblies for the U.S. government and prime contractors. During 2005, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. AMTEC's manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors. The segment was further augmented with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin during 2006. This facility primarily manufactures cartridge cases used in medium caliber (20–40mm) ammunition. See Note K.

The Absorbent Product segment was started on November 19, 2001 with the acquisition of certain assets from RMED International, Inc, forming Presto Absorbent Products, Inc. This company manufactures diapers and, starting in 2004, adult incontinence products at the Company's facilities in Eau Claire, Wisconsin. The products are sold to distributors and other absorbent product manufacturers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia manufacturer of adult incontinence products and training pads for dogs. The Company has since decided to close the Georgia facility and consolidate the absorbent products manufacturing in the Eau Claire, Wisconsin facility. It no longer manufactures dog pads. See Note L.

In the following summary, operating profit represents earnings before other income, principally interest income, and income taxes. The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliances segment for all periods presented.

(In thousands)	HOUSEWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2009				
External net sales	$ 150,016	$253,789	$74,663	$478,468
Gross profit	40,336	61,866	7,890	110,092
Operating profit	30,290	54,823	6,234	91,347
Total assets	260,854	107,907	33,644	402,405
Depreciation and amortization	925	3,570	4,243	8,738
Capital expenditures	1,240	1,275	822	3,337
Year ended December 31, 2008				
External net sales	$136,840	$238,752	$72,661	$448,253
Gross profit (loss)	30,323	50,232	(315)	80,240
Operating profit (loss)	20,896	43,550	(1,165)	63,281
Total assets	218,783	106,837	40,263	365,883
Depreciation and amortization	792	3,211	4,791	8,794
Capital expenditures	788	2,603	979	4,370
Year ended December 31, 2007				
External net sales	$ 131,838	$224,384	$65,065	$421,287
Gross profit (loss)	30,229	48,294	(1,597)	76,926
Operating profit (loss)	19,931	36,700	(2,671)	53,960
Total assets	223,115	103,653	47,908	374,676
Depreciation and amortization	790	2,729	4,966	8,485
Capital expenditures	916	4,821	487	6,224

N. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities and equipment under noncancelable operating leases, many of which contain renewal options ranging from one to five years. Rent expense was approximately $836,000, $1,133,000, and $1,113,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Future minimum annual rental payments required under operating leases are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2010	$ 409
2011	246
2012	174
2013	148
2014	0
	$ 977

O. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2009 and 2008:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE (BASIC & DILUTED)
2009				
First	$ 107,926	$ 19,658	$ 10,854	$ 1.58
Second	103,161	24,364	13,346	1.95
Third	116,392	28,944	16,705	2.44
Fourth	150,989	37,126	21,671	3.16
Total	$478,468	$110,092	$ 62,576	$ 9.13
2008				
First	$ 77,145	$ 12,938	$ 6,250	$0.91
Second	110,002	17,701	9,582	1.40
Third	111,973	18,942	10,201	1.49
Fourth	149,133	30,659	18,150	2.65
Total	$448,253	$ 80,240	$ 44,183	$6.45

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment builds inventory during the first three quarters to meet the sales demand of the fourth quarter. The other segments are typically non-seasonal.

P. LINE OF CREDIT:

The Company maintains an unsecured line of credit for short term operating cash needs. The line of credit is renewed each year at the end of the third quarter. As of December 31, 2009 and 2008, the line of credit limit was set at $5,000,000 and $10,000,000, respectively, with $0 outstanding on both dates. The interest rate on the line of credit is reset monthly to the London Inter-Bank Offered Rate (LIBOR) plus one half of one percent.

Q. SUBSEQUENT EVENT:

On February 18, 2010, the Army awarded AMTEC Corporation, the Company's defense subsidiary, a new contract for an additional five year period. AMTEC and one other prime contractor will be responsible for supplying all of the requirements for the 40mm family of practice and tactical ammunition rounds. The initial award is for $33,700,000, and an additional award is expected later in 2010. The actual annual and cumulative dollar volume with the Army as a result of the award will be dependent upon military requirements and funding, as well as government procurement regulations and other factors controlled by the Army and the Department of Defense.

On February 19, 2010, the Company's Board of Directors announced a regular dividend of $1.00 per share, plus an extra dividend of $7.15. On March 15, 2010, a payment of $55,889,000 was made to the shareholders of record as of March 4, 2010.

PERFORMANCE GRAPH

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 Index") and companies with a December 31, 2009 market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth at the bottom of this page. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN


National Presto Industries, Inc.
S&P 500 Index
Peer Group
DOLLARS
350
300
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009

Assumes $100 invested on December 31, 2004, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with a Similar Market Capitalization: Arkansas Best Corp., Charming Shoppes, Inc., China Nepstar Chain Drug-Ads, Contango Oil & Gas Co., Cousins Properties, Inc., Echostar Corp., Energysolutions, Inc., Genesis Energy-LP, Griffon Corp., LaClede Group, Inc., Madden Steven, Ltd., Navigant Consulting, Inc., Netgear, Inc., Omnivision Technologies, Inc., Pfeiffer Vacuum Tech-ADR, Rehabcare Group, Inc., Speedway Motorsports, Inc.

All of the companies included in the peer group for the performance graph that was contained in the 2008 Annual Report are excluded from the current peer group for all years shown in the above performance graph because the companies do not have a market capitalization between $742 million and $755.2 million as of December 31, 2009 and therefore do not have a market capitalization similar to that of the Company. The companies removed from the peer group are: ADC Telecommunications Inc., American Oriental Bioengr, Coherent Inc., Enersys Inc., Evergreen Solar Inc., Grupo Casa Saba SA-ADR, Helen Of Troy Ltd., Neutral Tandem Inc., Newmarket Corp., Premiere Global Services Inc., Prestige Brands Holdings, Telefonica De Argent -S ADR, Tempur Pedic Int'l Inc., Timberland Co. -CL A, Usana Health Sciences Inc., Western Refining Inc., Wuxi Pharmatech (Cayman)-ADR.

Report of Independent Registered Public Accounting Firm



BDO Seidman, LLP
Accountants and Consultants

Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the accompanying Schedule II, Valuation and Qualifying Accounts for the year ended December 31, 2009 and 2008. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP
Milwaukee, Wisconsin
March 16, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in the Company's 2009 Annual Report to Stockholders, in the Form 10-K, and in the Proxy Statement for the annual meeting to be held May 18, 2010, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production from machine issues; work or labor disruptions stemming from a unionized work force; changes in government requirements and funding of government contracts; failure of subcontractors or vendors to perform as required by contract; the efficient start-up and utilization of capital equipment investments; and political actions of federal and state governments which could have an impact on everything from the value of the U.S. dollar vis-à-vis other currencies to the availability of affordable labor and energy. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, copies of which are available from the Company without charge.

2009 COMPARED TO 2008

Readers are directed to Note M, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2009 and 2008.

On a consolidated basis, sales increased by $30,215,000 (7%), gross margins increased by $29,852,000 (37%), and selling and general expense increased by $1,786,000 (11%). Other income, principally interest, decreased by $1,220,000, while earnings before provision for income taxes increased by $26,846,000 (40%), and net earnings increased by $18,393,000 (42%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $13,176,000 from $136,840,000 to $150,016,000, or 10%, approximately 78% of which was attributable to an increase in units shipped, with the remaining increase attributable to an increase in prices. Defense net sales increased by $15,037,000, from $238,752,000 to $253,789,000, or 6%, which was largely attributable to an increase in shipments. Absorbent Products net sales increased by $2,002,000 from $72,661,000 to $74,663,000, or 3%, approximately 42% of which stemmed from an increase in unit shipments, with the balance primarily attributable to a one-time negotiated adjustment.

Housewares/Small Appliance gross profit increased $10,013,000 from $30,323,000 (22% of sales) in 2008 to $40,336,000 (27% of sales) in 2009, 71% of which reflected lower commodity and freight costs, with the remaining increase attributable to the increased sales mentioned above. A sizable portion ($2,082,000) of the reduced commodity and freight costs is reflected in the change in the LIFO reserve. Defense gross profit dollars increased $11,634,000 from $50,232,000 to $61,866,000, while the gross profit percentage increased from 21% to 24%. One fourth of the increase reflected the sales increase noted above, with the balance largely attributable to a more favorable mix of product shipments. Absorbent products gross profit was $7,890,000 in 2009 versus a negative $315,000 in 2008, an improvement of $8,205,000, primarily reflecting decreased commodity costs, augmented by higher production levels/improved efficiency and the one-time negotiated adjustment mentioned above. As the year closed, it was apparent that commodity and freight costs were rising. Further increases are anticipated during the upcoming year, in particular the second half of the period. Effects of the increases are expected to have a deleterious impact on all three business segments, but in particular Housewares/Small Appliance and Absorbent Products.

Selling and general expenses for the Housewares/Small Appliance segment increased $619,000 from the prior year's levels, reflecting, in largest part, an increase in employee compensation and benefit costs. Defense segment selling and general expenses increased $361,000, primarily reflecting an increase in compensation of $599,000 commensurate with the continued growth of the segment, partly offset by the absence of the prior year's provision of $348,000 for the Amron division's withdrawal from a multi-employer pension plan. (See Note F to the Consolidated Financial Statements.) Selling and general expenses for the Absorbent Products segment increased $806,000, primarily reflecting increased compensation of $230,000 related to an augmented sales force and losses of $294,000 on the write-off of equipment that was no longer used for operations.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $26,846,000 from $67,551,000 to $94,397,000. The provision for income taxes increased from $23,368,000 to $31,821,000, which resulted in an effective income tax rate decrease from 35% to 34% reflecting, in largest part, both a decrease in the ratio of tax-exempt earnings to taxable earnings, as well as a decrease in actual tax-exempt earnings incident to reduced yields. Net earnings increased $18,393,000 from $44,183,000 to $62,576,000.

2008 COMPARED TO 2007

Readers are directed to Note M to the Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2008 and 2007.

On a consolidated basis, sales increased by $26,966,000 (6%), gross margins increased by $3,314,000 (4%), and selling and general expense decreased by $6,007,000 (26%). Other income, principally interest, increased by $23,000, while earnings before provision for income taxes increased by $9,344,000 (16%), and net earnings increased by $5,560,000 (14%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $5,002,000 from $131,838,000 to $136,840,000, or 4%, primarily resulting from an increase in prices which had a positive effect of $10,668,000, offset by a reduction in units shipped. Defense net sales increased by $14,368,000, from $224,384,000 to $238,752,000, or 6%, attributable to an increase in shipments. Absorbent Products net sales increased by $7,596,000 from $65,065,000 to $72,661,000, or 12%, which stemmed primarily from an increase in unit shipments.

Housewares/Small Appliance gross profit increased a nominal $94,000 from $30,229,000 (23% of sales) in 2007 to $30,323,000 (22% of sales) in 2008, reflecting cost increases of product purchased from China that virtually offset the benefit of the price increases referenced above. The majority of the segment's products are purchased from China. Between the depreciation of the U.S. dollar vis-à-vis the Chinese RMB and general increases in commodity costs during the majority of the year, product costs continued to increase over prior year levels. Commodity costs were declining at year-end 2008. Defense gross profit dollars increased $1,938,000 from $48,294,000 to $50,232,000, while the gross profit percentage decreased from 22% to 21%. The increase in gross profit dollars is primarily attributable to the increased volume referenced above, while the decline in the gross margin percentage was due to a change in the product mix, reflecting the increase in revenues related to the 40mm system program which carry a slightly lower margin. Absorbent products gross profit was a negative $315,000 in 2008 versus a negative $1,597,000 in 2007, an improvement of $1,282,000, reflecting higher production levels and improved efficiency, offset by increased material costs.

Selling and general expenses for the Housewares/Small Appliance segment decreased $871,000 from the prior year's levels, primarily as a result of timing of reserve provisions. The prior year's selling and general expense costs were impacted by the $1,466,000 augmentation of the Company's environmental reserve. A similar such increase was not required in 2008. The comparative favorable year-to-year difference stemming from the absence of the bulk of this charge of $1,264,000 was augmented by the absence of professional fees of $558,000 incurred in the prior year attributable to the reaudit of financial statements for 2003 through 2005. These reaudits were necessitated by a chain of events stemming from the investment company case brought by the Securities and Exchange Commission on which the Company ultimately prevailed. The aforementioned decreases were partially offset by increases in other reserves, primarily the bad debt provision of $358,000 in recognition of the financial difficulties of retail customers and the products liability provision of $541,000. Defense segment selling and general expenses decreased $4,912,000, reflecting in largest part the absence of performance based accruals pertaining to the four-year earnout of the Spectra Technologies, LLC purchase price and an incentive program for key executives to promote the rapid growth of the Defense segment. Selling and general expenses for the Absorbent Products segment decreased $224,000, related to miscellaneous items of a non-recurring nature.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $9,344,000 from $58,207,000 to $67,551,000. The provision for income taxes increased from $19,584,000 to $23,368,000, which resulted in an effective income tax rate increase from 34% to 35% largely due to a decrease in tax-exempt earnings. Net earnings increased $5,560,000 from $38,623,000 to $44,183,000.

LIQUIDITY AND CAPITAL RESOURCES

2009 Compared to 2008:

Cash provided by operating activities was $62,145,000 during 2009 compared to $35,328,000 during the comparable period in the prior year. The principal factors behind the increase in cash provided can be found in the changes in the components of working capital within the Consolidated Statement of Cash Flows. Of particular note during 2009 were net earnings of $62,576,000 and an increase in payable levels, reflecting an increase in purchases near the end of the current year. These were partially offset by an increase in accounts receivable levels stemming from increased sales on account recognized near the end of 2009 as compared to the end of 2008, and an increase in inventory levels. Of particular note during 2008 were net earnings of $44,183,000 and a decrease in accounts receivable levels, which stemmed from cash collections on customer sales. These increases were partially offset by a decrease in payable levels and an increase in inventory levels.

Net cash used in investing activities was $98,000 during 2009 compared to $8,474,000 during 2008. The change in investing activity cash flow is attributable to an increase in net maturities and sales of marketable securities. Effectively, fewer sales were required in 2009 to fund the increased dividend paid, reflecting the increase in cash provided by operating activities. Additionally, fewer purchases were made in 2009 as the yields on short-term marketable securities, within the desired maturity range, were relatively unattractive.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2009 and 2008, $43,314,000 and $43,795,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends in 2009 by $1.30, which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents increased in 2009 by $24,282,000 to $48,974,000.

Working capital increased by $33,392,000 to $281,019,000 at December 31, 2009 for the reasons stated above. The Company's current ratio was 5.6 to 1.0 at fiscal 2009 year-end, compared to 5.8 to 1.0 at the end of fiscal 2008.

2008 Compared to 2007

Cash provided by operating activities was $35,328,000 during 2008 compared to $38,032,000 during the comparable period in the prior year. The principal factors behind the decrease in cash provided can be found in the changes in the components of working capital within the Consolidated Statement of Cash Flows, combined with the increase in net earnings of $5,560,000. Of particular note was a decrease in accounts receivable of $12,324,000 in 2008 which stemmed from lesser shipments near the end of 2008, as compared to greater shipments near the end of 2007. This increase in receipts was more than offset by the decrease in accounts payable of $23,308,000 which primarily reflected cash payments made during 2008 for performance based accruals pertaining to the four-year earnout of the Spectra Technologies, LLC purchase price and an incentive program for key executives to promote the rapid growth of the Defense segment. In addition, inventories did not increase as dramatically during 2008 as they did during 2007 ($6,235,000 v. $9,993,000, respectively), reflecting a higher rate of growth in 2007 as compared to 2008.

Cash used in investing activities was $8,474,000 during 2008 compared to $32,096,000 during 2007. The change in investment activity cash flow is primarily attributable to a large net withdrawal from the Company's money market funds which was used to purchase marketable securities during 2007. Also contributing to the decrease in cash used were the absence in 2008 of the 2007 earnout payments made in connection with the 2006 and 2003 acquisitions of certain assets of Amron, LLC by the Company's Defense segment and of NCN Hygienic Products, Inc. by the Company's Absorbent Products segment, respectively, and the completion of leasehold improvements that were begun in 2007.

Based on the accounting profession's 2005 interpretation of cash equivalents under FASB ASC 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2008 and 2007, $43,795,000 and $67,471,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends in 2008 by $.45 ($.05 regular and $.40 extra), which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents decreased in 2008 by $2,023,000 to $24,692,000.

Working capital increased by $20,623,000 to $247,627,000 at December 31, 2008 for the reasons stated above. The Company's current ratio was 5.8 to 1.0 at fiscal 2008 year-end, compared to 4.0 to 1.0 at the end of fiscal 2007.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments if the appropriate return on investment is projected. Information regarding the planned expansion for the Absorbent Products segment can be found on pages 8 and 9.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities are invested in the tax-exempt variable rate demand notes described above and in municipal bonds that are pre-refunded with escrowed U.S. Treasuries. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. Comparative yields during 2009 were lower than those in the preceding year, reflecting the seven federal funds rate reductions made during 2008. The lower yields, which were offset in most part by an increase in the Company's investment holdings, served to decrease interest income. There can be no assurance that interest rates will not continue to decline. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $274,000,000 at December 31, 2009, and $265,000,000 at December 31, 2008. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be performed during a 12- to 14-month period.

CONTRACTUAL OBLIGATIONS

The below table discloses a summary of the Company's specified contractual obligations at December 31, 2009:

	PAYMENTS DUE BY PERIOD *(In thousands)*				
CONTRACTUAL OBLIGATIONS	TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$ 977	$ 409	$420	$148	$ –
Purchase obligations[1]	$174,204	$174,204	$ –	$ –	$ –
Total	$175,181	$174,613	$420	$148	$ –

[1] *Purchase obligations includes outstanding purchase orders at December 31, 2009. Included are purchase orders issued to the Company's housewares manufacturers in the Orient, and to material suppliers in the Defense and Absorbent Products segment. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.*

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New Housewares/Small Appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other Housewares/Small Appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. There were no such obsolescence issues that had a material effect during the current year and, accordingly, the Company did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory. Inventory risk for the Company's other segments is not deemed to be significant, as products are largely built pursuant to customers' specific orders.

Self Insured Product Liability & Health Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once they reach a specified threshold. The Company's insurance coverage varies from policy year to policy year, and there are typically limits on all types of insurance coverage, which also vary from policy year to policy year. Accordingly, the Company records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. There are no known claims that would have a material adverse impact on the Company beyond the reserve levels that have been accrued and recorded on the Company's books and records. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

Sales and Returns: Sales are recorded net of discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(17) to the Consolidated Financial Statements for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents primarily consist of money market funds. Based on the accounting profession's 2005 interpretation of cash equivalents under FASB ASC 230, the Company's 7-day variable rate demand notes are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every 7 days that can be tendered to the trustee or remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company has had no issues tendering these notes to the trustees or remarketers. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to these notes in the current market. The balance of the Company's investments is held primarily in fixed rate municipal bonds with an average life of 1.3 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2009, 2008, and 2007. There is no similar provision applicable to the Chinese Renminbi (RMB), which until 2005 had been tied to the U.S. dollar. To the extent there are further revaluations of the RMB vis-à-vis the U.S. dollar, it is anticipated that any potential material impact from such revaluations will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a–15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2009. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

There were no changes in internal controls over financial reporting during the quarter and year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Assessment of Internal Control over Financial Reporting

The management of National Presto Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) and 15d–15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management believes that, as of December 31, 2009, the Company's internal control over financial reporting, as defined in Rule 13a–15(f) and 15d–15(f) of the 1934 Act, is effective.

The Company's independent registered public accountant has issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

Report of Independent Registered Public Accounting Firm Regarding Internal Control



BDO Seidman, LLP
Accountants and Consultants

Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Presto Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Presto Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 16, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Milwaukee, Wisconsin
March 16, 2010

SELECTED FINANCIAL DATA

(In thousands except per share data)

YEARS ENDED DECEMBER 31,	2009	2008	2007	2006	2005
Net sales	$478,468	$448,253	$421,287	$304,587	$184,759
Net earnings	$ 62,576	$ 44,183	$ 38,623	$ 27,960*	$ 16,417*
Net earnings per share–Basic	$ 9.13	$ 6.45	$ 5.65	$ 4.09*	$ 2.41*
Net earnings per share–Diluted	$ 9.13	$ 6.45	$ 5.65	$ 4.09*	$ 2.40*
Total assets	$402,405	$365,883	$374,676	$344,976	$307,415
Dividends paid per common share applicable to current year					
Regular	$ 1.00	$ 1.00	$ 0.95	$ 0.92	$ 0.92
Extra	$ 4.55	$ 3.25	$ 2.85	$ 1.20	$ 0.75
Total	$ 5.55	$ 4.25	$ 3.80	$ 2.12	$ 1.67

* *2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write-off stemming from its Absorbent Products segment of $309,000 ($.05 per share), net of tax.*

For 2005, goodwill for the Absorbent segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($.37 per basic share), net of tax.

SUMMARY OF STATISTICS

65th Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID REGULAR	PER SHARE CASH DIVIDENDS PAID EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2009	$478,468	$62,576	6,854	$9.13	$1.00	$ 4.55	$49.00
2008	448,253	44,183	6,845	6.45	1.00	3.25	45.38
2007	421,287	38,623	6,836	5.65	0.95	2.85	43.10
2006	304,587	27,960*	6,831	4.09*	0.92	1.20	41.04
2005	184,759	16,417*	6,827	2.40*	0.92	0.75	39.04

* *2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write-off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.

RECORD OF DIVIDENDS PAID AND MARKET PRICE OF COMMON STOCK

	2009 FISCAL YEAR DIVIDENDS PAID PER SHARE*	2009 MARKET PRICE HIGH	2009 MARKET PRICE LOW	2008 FISCAL YEAR DIVIDENDS PAID PER SHARE*	2008 MARKET PRICE HIGH	2008 MARKET PRICE LOW
First Quarter	$5.55	$80.95	$46.60	$4.25	$59.57	$46.00
Second Quarter	–	85.50	60.17	–	68.54	48.60
Third Quarter	–	87.99	72.33	–	80.59	59.97
Fourth Quarter	–	111.85	84.26	–	78.91	44.95
Full Year	$5.55	$111.85	$46.60	$4.25	$80.59	$44.95

* Fiscal year 2009 includes a regular dividend of $1.00 and a special dividend of $4.55; 2008 includes a regular dividend of $1.00 and a special dividend of $3.25.

Directors and Officers

Board of Directors

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Richard N. Cardozo
Professor Emeritus, Carlson School of Management,
University of Minnesota;
Senior Scholar, Florida International University;
Adjunct Professor, University of Miami

Patrick J. Quinn
Chairman and President, Ayres Associates,
Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin,
from October 2004 until retirement in July 2007

Officers and Principal Executives

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Douglas J. Frederick
Secretary

Gerald R. Schlewitz
Planning and Logistics Manager

Stockholder Information

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc.
is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284

Annual Meeting of Stockholders

May 18, 2010 at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2009, there were
364 stockholders.

Stockholder Inquiries

For general information about the Company,
telephone (715) 839-2119.

Certifications

The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2009 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2009.

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer